ADDENDUM TO PLANS OF DISTRIBUTION

PURSUANT TO RULE 12b-1

WHEREAS, Northern Lights Distributors, LLC (“NLD”) acts as underwriter to the Epiphany Funds (the “Trust”) pursuant to an Underwriting Agreement dated February 16, 2010; and

WHEREAS, the Trust currently offers four Series: Epiphany FFV Fund; Epiphany FFV Focused Fund; Epiphany FFV Strategic Income Fund; and Epiphany Large Cap Core Fund (each a "Fund", collectively the "Funds"); and

WHEREAS, the Trust has adopted separate Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, for the Funds’ Class A, C and N shares as of May 8, 2007, as amended December 28, 2009 (the “Plans”) under which each Fund compensates the Funds’ investment adviser (the "Adviser") for distribution related activities (“12-b1 Fees”); and

WHEREAS, it is the desire of the Trust and the Adviser that NLD facilitate the transmission of 12b-1 Fees to various broker dealers and other financial intermediaries that provide services to Fund shareholders or engage in distribution related activities on behalf of the Funds under a selling or other agreement with NLD ("Financial Intermediaries").

NOW, THEREFORE, the Trust, the Adviser and NLD agree as follows:

1.

RULE 12B-1 PAYMENTS

The Trust or its agent will calculate monthly the 12b-1 Fees payable to each Financial Intermediary and provide to NLD and the Adviser a monthly report that describes such payment amounts (the "Monthly Report").  The Trust or its agent will transmit to NLD by wire an amount equal to such monthly 12b-1 payments, plus the monthly payment due to NLD pursuant to the Underwriting Agreement.  Upon receipt of the 12b-1 Fees, NLD will promptly transmit to each Financial Intermediary the amount stipulated in the Monthly Report as being payable to the Financial Intermediary, and NLD will retain its monthly distribution fee.  In the event the monthly 12b-1 revenue is insufficient to satisfy a Fund's obligations to Financial Intermediaries and/or NLD, the Adviser shall promptly pay, out of its own resources, the outstanding obligation.   In the event the 12b-1 revenue exceeds the amounts payable to Financial Intermediaries and NLD, the Trust shall promptly pay the residual amount to the Adviser, as required under the Rule 12b-1 Plans.

2.

EFFECTIVENESS AND DURATION

(a)  This Addendum shall become effective as of the date hereof and will continue until the termination of the Underwriting Agreement or 12b-1 Plans, so long as the Underwriting Agreement, 12b-1 Plans and this Addendum are continued annually (i) by the Trust’s s Board of Trustees or (ii) by a vote of a majority of the Shares of each Fund, provided that in either event its continuance also is approved by a majority of the Board of Trustees members who are not "interested persons" of any party to this Addendum, 12b-1 Plans or the Underwriting Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.

(b)  This Addendum is terminable, without penalty, on not less than sixty days' notice, by the Board of Trustees, by vote of a majority of the outstanding voting securities of the Funds, or by NLD.

(c)  This Addendum will automatically and immediately terminate in the event of its assignment.  This Addendum is intended to supplement the terms of the Underwriting Agreement and 12b-1 Plans, and it shall not supersede or alter any of the terms, representations or warranties of the Underwriting Agreement or 12b-1 Plans.  This Addendum may be executed in counterparts, each of which shall be considered an original, but all of which together shall be considered one and the same instrument, as of the 1st day of July, 2010.

NORTHERN LIGHTS DISTRIBUTORS, LLC

EPIPHANY FUNDS

By: /s/Brian Nielsen

By: /s/Samuel Saladino

TRINITY FIDUCIARY PARTNERS LLC

By: /s/Samuel Saladino